SECURITIES AND EXCHANGE COMMISSION SEC
RECEIVED
MAR 03 2016
REGISTRATIONS BRANCH
16

16014618

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
FEB 29 2016
Washington DC
413

SEC FILE NUMBER
8-69577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/02/2015** AND ENDING **12/31/2015**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acalyx Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, 6th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jennifer Rinehart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acalyx Advisors Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHAD MENDONCA
Notary Public, State of New York
Reg. No. 01ME6310457
My Commission Expires 8-25-18

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acalyx Advisors, Inc.

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2015

Contents

As of and for the Year Ended December 31, 2015

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Acalyx Advisors, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Acalyx Advisors, Inc. as of December 31, 2015. The statement of financial condition is the responsibility of Acalyx Advisors, Inc.'s management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Acalyx Advisors, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

New York, New York
February 24, 2016

Statement of Financial Condition
Year Ended December 31, 2015

ASSETS

Cash and cash equivalents	$ 1,182,844
Due from customers	25,993
Accounts receivable	2,789,666
Prepaid expenses	33,434
Security deposits and service retainers	18,860
Furniture and equipment, net of accumulated depreciation of $23,133	-
TOTAL ASSETS	$ 4,050,797

LIABILITIES AND STOCKHOLDERS' CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses	$ 82,174
Deferred revenues	178,125
Deferred tax liabilities	223,194
TOTAL LIABILITIES	483,493
STOCKHOLDERS' CAPITAL	3,567,304
TOTAL LIABILITIES AND STOCKHOLDERS' CAPITAL	$ 4,050,797

See Independent Auditors' Report and Notes to Financial Statements

Notes to Financial Statements
Year Ended December 31, 2015

1. Organization and Nature of Business

Acalyx Advisors, Inc. (The "Company"), incorporated under the laws of the state of Delaware on January 2, 2015, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective June 29, 2015. The Company does not clear trades or carry customer accounts. The Company conducts investment banking activities, specifically private placements and advisory services, and does not take custody of securities. Th Company retained offices in New York and San Francisco in 2015.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. There is no material difference between settlement date and trade date. Commission sharing income will be of a non-recurring nature but relate to securities transactions introduced to and facilitated by another broker dealer, for which Acalyx Advisors receives an allocable portion of such revenues. Placements fees are earned for achieving various fundraising objectives. Placement fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer. Advisory fees are earned for providing general investor-related advice outside the fundraising/private placements process. These fees are generall fixed in nature, being earned on a payment schedule as various milestones are achieved. As of December 31, 2015 the Company collected fees of $178,125 for which services were not yet performed. These deferred revenues will be earned in a future period corresponding with the dates of service.

Income Taxes
The Company has elected to be treated as a single-member, disregarded, "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company files a consolidated tax return with its parent entity, Acalyx Holdings, Inc. Neither the Company nor the parent pays federal or state corporate income taxes on its taxable income. Instead, the individual stockholders are liable for individual income taxes on his or her respective share of the Company's taxable income. The Company continues to pay New York City general corporation tax on the cash basis, which amounted to $27,000 in 2015. The Company has also accrued a deferred tax liability of $223,194 on net receivables, which may be owed in a subsequent period.

Furniture and Equipment
Equipment is expensed on a tax basis of accounting utilizing Section 179 depreciation. There is no material difference between tax depreciation and straight line depreciaiton over a useful life of 5-7 years.

Notes to Financial Statements
Year Ended December 31, 2015

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Significant Customer
At December 31, 2015 and for the year then ended, 83% of gross revenues was derived from one customer.

4. Profit Sharing Plan
The Company adopted a qualified 401(k) Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management. The Company incurred an expense for employer contributions of $43,499 during the year ended December 31, 2015 which was included in salaries, commissions and related costs on the accompanying statement of

5. Commitments

Office Leases
The Company is currently leasing office space at two locations, under separate lease agreements. The first is an month-to-month lease in San Francisco through WeWork 25 Taylor, Company, which commenced on June 1, 2015. The lease provides for a 30-day opt out, upon written request. The minimum rental commitment under this lease, at December 31, 2015, is as follows:

2016	$2,200

The second office location in New York City is leased through Corporate Suites 6, Company. Having commenced on November 1, 2015, this lease expires twenty-four months thereafter on October 31, 2017. The minimum rental commitment under this lease, at December 31, 2015, is as

2016	$80,160
2017	$66,800

6. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Notes to Financial Statements
Year Ended December 31, 2015

7. Income Taxes

The Company was established as a subchapter S Corporation and is treated as a disregarded entity for federal and state tax purposes. The Company files a consolidated federal and a combined New York State tax return with its parent. Any federal or New York State tax liability on profits is reported on the tax return of the parent entity and passed along to the individual members. The Company is required to file and pay its own New York City and California state taxes. These liabilities are estimated at $248,576 and $1,618, respectively as of December 31, 2015, and represent the approximate amount due on profits generated by the Company in 2015.

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Currrent	Deferred	Total
Federal	$ -	$ -	$ -
State	-	1,618	1,618
City	27,000	221,576	248,576
	$27,000	$223,194	$250,194

The provision for income taxes shown on the statement of operations differs from the amount that would result from applying statutory rates to the net income before provision for income taxes primarily because of nondeductible expenses and certain states tax on gross revenue instead of income.

The Company's state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company will be filing its first tax return for 2015, which will remain open to review by the appropriate jurisdictions.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2015, the Company had net capital of $922,545 which was $905,192 in excess of its required net capital of $17,353. The Company's aggregate indebtedness to net capital ratio was 28.22%.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2016 and February 24, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The only notable item was a capital withdrawal to Acalyx Holdings, Inc, the Parent, for $274,704 on January 13, 2016.